UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-29098
CUSIP NUMBER 055639 - 108

(Check one):	☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BPZ Energy, Inc.
Full Name of Registrant

Navidec, Inc.
Former Name if Applicable

11999 Katy Freeway, Suite 560
Address of Principal Executive Office (Street and Number)

Houston, Texas 77079
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although BPZ has been working diligently to assemble all the required information for the annual report on Form 10-KSB for the fiscal year December 31, 2004 (the “Form 10-KSB”), management does not believe the Form 10-KSB can be completed properly on or before the prescribed due date, March 31, 2005.  BPZ is unable to fully and adequately complete and review the Form 10-KSB without unreasonable effort or expense as it is working to resolve disclosure issues related to its natural gas reserves in Peru.  BPZ anticipates filing the Form 10-KSB on or before the fifteenth calendar day following the prescribed due date.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas E. Kelly	281	556-6200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BPZ anticipates that it will have a net loss of approximately $18.0 for the year ended December 31, 2004 compared to a net loss of $0.1 million for the year ended December 31, 2003.  The significant change in results of operations is due primarily to a charge BPZ recorded in the third quarter of 2004 in the amount of $16.3 million in connection with the reverse merger with Navidec, Inc., as disclosed in its Form 10-QSB quarterly report for the period ended September 30, 2004.

BPZ Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BPZ ENERGY, INC (A Colorado corporation) (Registrant)

Date	March 31, 2005	By	/s/ Thomas E. Kelly
		Name:	Thomas E. Kelly
		Title:	Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).